EXHIBIT 4.1

STOCK OPTION and PROXY

Parties

Optionors:	Jufen Hu, Bin Wei, Chengzhao Wei

Optionees:	EAM, Inc., Salvatore Trovato, Nathan Halegua, Ed Rucinski, Anthony Crisci and Margaret J. Smith, jointly and Stanley Goldstein

Sellers’ Agent:	Peter Zhou

Company:	China Stationery & Office Supply, Inc., a Delaware corporation

Date:	October 27, 2010

The Optionors hereby grant to the Optionees an option to purchase the shares of the Company’s common stock represented by the following certificates:

Optionor	Cert. #	Shares
Jufen Hu	417-6	2,307,843
Jufen Hu	436-6	390,138
Bin Wei	439-0	86,698
Bin Wei	420-0	512,850
Chengzhao Wei	419-2	427,387
Changzhao Wei	438-2	72,248

Option Term.  The Option Term shall commence after completion of the Closing defined in Section 2.04 of the Share Purchase Agreement among the Sellers’ Agent, the Purchasers and Wei Chenghui. The Option Term shall commence on February 28, 2011 and terminate on April 30, 2011.

Option Exercise Price.  The Option Exercise Price shall be $0.0066 per common share. Said Option Exercise Price shall be paid in cash.

Optionee may exercise the Option upon written notice to Optionors during the Option Term.

Assignability of Option.  This Stock Option is not assignable and any attempt to do so shall be null and void.

Notices.  All notices required to be given under this Stock Option shall be in writing and shall be deemed to have been sufficiently given for all purposes thereof when sent by facsimile or mailed by first class or overnight mail and shall be evidenced by a facsimile transmission confirmation, by the postmark at the point of mailing or by the time-stamped receipt of the overnight carrier.

All notices and any correspondence respecting this Stock Option shall be addressed and sent out as follows:

To Optionees:

EAM, Inc.	Salvatore Trovato
540 Madison Avenue	30 Stonehill Drive S
New York City, NY 10022	Manhasset, NY 11030

Nathan Halegua	Ed Rucinski
6 Grace Avenue, Suite 400	192 Gray Hawk
Great Neck, NY 11021	Spring Branch, TX 78070

Anthony Crisci & Margaret J. Smith	Stanley Goldstein
445 E. 80th St. #15B	28 W. 44th St., #300
New York, NY 10075-0625	New York, NY 10036

If to Optionors:

Peter Zhou
American Union Securities, Inc.
100 Wall Street - 15th Floor
New York, NY 10005

Voting Proxy.  The Optionors hereby grant to the Optionees a proxy to vote the shares represented by the six certificates identified above at any meeting of the Company’s shareholders, and to execute consents of the shareholders with respect to said shares.  This proxy is coupled with an interest.  The proxy will commence upon commencement of the Option Term and will terminate upon the end of the Option Term.

Applicable Law.  This Stock Option and Proxy shall be construed and the rights of the parties determined by the laws of the state of Delaware.

Entire Agreement.  This Stock Option and Proxy contains the entire agreement of the parties hereto with respect to the matters covered hereby and all prior negotiations and agreements with respect hereto are of no force and effect.  No subsequent modification hereof shall be made except in a writing executed by all parties

IN WITNESS WHEREOF, the parties have executed this Stock Option and Proxy on the date set forth in the first paragraph hereof.

Optionors’ Agent

/s/ Peter Zhou
Peter Zhou, as agent for the Optionors

Optionee
EAM, Inc.

/s/ Gregory Galanis	Optioned Shares: 1,752,771
By: Gregory Galanis

Optionee

/s/ Salvatore Trovato	Optioned Shares: 876,385
Salvatore Trovato

Optionee

/s/Nathan Halegua	Optioned Shares: 292,002
Nathan Halegua

Optionee

/s/ Ed Rucinski	Optioned Shares: 292,002
Ed Rucinski

Optionee

/s/ Anthony Crisci and Margaret J. Smith	Optioned Shares: 292,002
Anthony Crisci and Margaret J. Smith

Optionee

/s/Stanley Goldstein	Optioned Shares: 292,002
Stanley Goldstein